UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

     RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

3SBio Inc.

(Name of the Issuer)

     3SBio Inc.
Century Sunshine Limited
Decade Sunshine Limited
Decade Sunshine Merger Sub
Jing Lou
Dan Lou
Bin Huang
Dongmei Su
CPEChina Fund, L.P.

(Names of Persons Filing Statement)

     Ordinary Shares, par value US$0.0001 per share
American Depositary Shares, each representing seven Ordinary Shares

(Title of Class of Securities)

 88575Y105(1)
(CUSIP Number)

Note: (1) The CUSIP number applies to the issuer’s American depositary shares, each of which represents seven ordinary shares. No CUSIP number has been assigned to the ordinary shares.

3SBio Inc.	Century Sunshine Limited	CPEChina Fund, L.P.
No. 3 A1, Road 10, Shenyang	Decade Sunshine Limited	c/o CITIC PE Advisors (Hong
Economy & Technology	Decade Sunshine Merger Sub	Kong) Limited
Development Zone	Jing Lou	Suite 606, 6/F.
Shenyang 110027, People’s	Dan Lou	One Pacific Place
Republic of China	Bin Huang	88 Queensway
Attention: Yanli Liu	Dongmei Su	Hong Kong
Telephone: (86 24) 2581-1820	c/o 3SBio Inc.	Attention: Cindy Chan
	No. 3 A1, Road 10, Shenyang	Telephone: (852) 3798-0096
Economy & Technology
Development Zone
Shenyang 110027
People’s Republic of China
Attention: Jing Lou
Telephone: (86 24) 2581-1820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.	Peter Huang, Esq.	Gregory Puff, Esq.
W. Clayton Johnson, Esq.	Skadden, Arps, Slate, Meagher &	Akin Gump Strauss Hauer &
Cleary Gottlieb Steen & Hamilton	Flom LLP	Feld LLP
LLP	30/F, China World Office 2,	Unit 05-07, 36th Floor,
Twin Towers - West 23rd Floor	No.1, Jian Guo Men Wai Avenue,	Edinburgh Tower, The
12 B Jianguomenwai Avenue	Beijing 100004 China	Landmark
Chaoyang District, Beijing 100022	(86 10) 6535-5699	15 Queen's Road Central, Hong
People’s Republic of China		Kong
(86 10) 5920-1000		(852) 3694-3001

This statement is filed in connection with (check the appropriate box):

a	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	[ ]	The filing of a registration statement under the Securities Act of 1933.

c	[ ]	A tender offer

d	[X]	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction:  [   ]

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$ 299,599,627.4	$40,865.4

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $2.2 per share merger consideration for 135,540,773 outstanding shares of the issuer subject to the transaction, plus (b) the product of 133,752 ADSs issuable pursuant to the Company options multiplied by $9.95 (which is the difference between $15.4 per ADS merger consideration and the weighted average exercise price of $5.45 per ADS), plus (c) the product of 5,136 restricted shares and restricted share units of the issuer multiplied by the proposed $15.4 per ADS merger consideration, as applicable ((a), (b) and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

 [  ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

     This Amendment No. 7 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) 3SBio Inc., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing seven Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Century Sunshine Limited, a Cayman Islands company (“Holdco”); (c) Decade Sunshine Limited, a Cayman Islands company and a wholly owned subsidiary of Holdco (“Parent”); (d) Decade Sunshine Merger Sub, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Dr. Jing Lou, the chairman and chief executive officer of the Company (“Dr. Lou”); (f) Dan Lou, the founder and an advisor to the Company and the father of Dr. Lou; (g) Bin Huang, the vice president and a director of the Company; (h) Dongmei Su, the vice president, chief technology officer and a director of the Company and (i) CPEChina Fund, L.P., a Cayman Islands exempted limited partnership (“CITIC PE”). Dr. Lou, Dan Lou, Bin Huang, Dongmei Su, Ke Li, Bo Tan, Ming Hu, Deyu Kong, Fei You, Yongfu Chen, Jiaoe Zhang, Thomas Folinsbee, Hui Dang, Zhonghua Zhang and Qingjie Zhang are collectively referred to herein as the “Rollover Shareholders.” The Rollover Shareholders and CITIC PE are collectively referred to herein as the “Consortium.” The Rollover Shareholders, together with Parent, Merger Sub and Holdco, are collectively referred to in this Schedule 13E-3 as the “Buyer Group.”

     On February 8, 2013, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsdiary of Parent. Dr. Lou is currently the sole beneficial owner of Holdco, Parent and Merger Sub. Upon closing of the merger, Holdco, Parent and Merger Sub will be beneficially owned by the Consortium.

     This Amendment No. 7 is being filed solely for the purpose of providing additional information as set forth below under Item 15 and filing additional exhibits to the Transaction Statement. No other changes or additions are being made to the Transaction Statement.

     All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

     The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 15 Additional Information

     Item 15(c) is hereby supplemented by adding additional paragraphs as follows:

     On April 24, 2013, the Company issued a press release announcing that it has entered into an amendment (the “amendment”) to the merger agreement with Parent and Merger Sub, a copy of which press release is filed as Exhibit (a)-(12) to this Amendment No. 7. Pursuant to the amendment, the merger consideration payable to shareholders and ADS holders is increased from $2.20 per Share, or $15.40 per ADS, to $2.3857 per Share, or $16.70 per ADS.

1

     On April 25, 2013, the Company issued a press release announcing that on April 25, 2013, an extraordinary general meeting of the shareholders was held but immediately adjourned, a copy of which press release is filed as Exhibit (a)-(13) to this Amendment No. 7.

Item 16 Exhibits

     (a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “Proxy Statement”). ***

     (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

     (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

     (a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company. ***

     (a)-(5) Press Release issued by the Company, dated September 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 12, 2012.

     (a)-(6) Press Release issued by the Company, dated September 16, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 17, 2012.

     (a)-(7) Press Release issued by the Company, dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 2, 2012.

     (a)-(8) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2013.

     (a)-(9) Investor Presentation of the Company dated April 2013. ****

     (a)-(10) Investor Presentation of the Company dated April 16, 2013. *****

     (a)-(11) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 23, 2013. ******

     (a)-(12) Press Release issued by the Company, dated April 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 24, 2013.

     (a)-(13) Press Release issued by the Company, dated April 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 25, 2013.

     (b)-(1) Facility agreement, dated as of February 8, 2013, by and among Parent, Holdco, Merger Sub and China CITIC Bank International Limited, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on February 19, 2013.

     (b)-(2) Commitment Letter, dated February 8, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on February 19, 2013.

     (c)-(1) Opinion of Jefferies International Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

     (c)-(2) Presentation to the Independent Committee of the Board of Directors, dated February 8, 2013, of Jefferies International Limited. *

     (c)-(3) Preliminary Discussion Materials for the Independent Committee, dated November 30, 2012, of Jefferies International Limited. *

     (d)-(1) Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

     (d)-(2) Rollover Agreement, dated as of February 8, 2013, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(3) Voting Agreement, dated as of February 8, 2013, by and among the Company, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(4) Limited Guaranty, dated as of February 8, 2013, by Dr. Jing Lou in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(5) Limited Guaranty, dated as of February 8, 2013, by CPEChina Fund, L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(6) Consortium Agreement, dated as of September 12, 2012, by and between Dr. Jing Lou and CPEChina Fund, L.P. **

     (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

     (f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

     (g) Not applicable.

_________________

* Previously filed on March 4, 2013

** Previously filed on March 15, 2013

*** Previously filed on March 25, 2013

**** Previously filed on April 12, 2013

***** Previously filed on April 17, 2013

****** Previously filed on April 23, 2013

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2013

3SBio Inc.

By:	/s/ Tianruo (Robert) Pu

Name:	Tianruo (Robert) Pu

Title:	Chairman of Independent Committee

Century Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Limited

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Decade Sunshine Merger Sub

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Director

Jing Lou

By:	/s/ Dr. Jing Lou

Dan Lou

By:	/s/ Dan Lou

Bin Huang

By:	/s/ Bin Huang

Dongmei Su

By:	/s/ Dongmei Su

CPEChina Fund, L.P.

By: CITIC PE ASSOCIATES, L.P., as general
partner

By: CITIC PE Funds Limited, as general partner

By:	/s/ Cindy Chan

Name:	Cindy Chan

Title:	Director

Exhibit Index

     (a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “Proxy Statement”). ***

     (a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

     (a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

     (a)-(4) Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company. ***

     (a)-(5) Press Release issued by the Company, dated September 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 12, 2012.

     (a)-(6) Press Release issued by the Company, dated September 16, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on September 17, 2012.

     (a)-(7) Press Release issued by the Company, dated September 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on October 2, 2012.

     (a)-(8) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on February 8, 2013.

     (a)-(9) Investor Presentation of the Company dated April 2013. ****

     (a)-(10) Investor Presentation of the Company dated April 16, 2013. *****

     (a)-(11) Press Release issued by the Company, dated April 22, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 23, 2013. ******

     (a)-(12) Press Release issued by the Company, dated April 24, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 24, 2013.

     (a)-(13) Press Release issued by the Company, dated April 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 25, 2013.

     (b)-(1) Facility agreement, dated as of February 8, 2013, by and among Parent, Holdco, Merger Sub and China CITIC Bank International Limited, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on February 19, 2013.

     (b)-(2) Commitment Letter, dated February 8, 2013, by CPEChina Fund, L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on February 19, 2013.

     (c)-(1) Opinion of Jefferies International Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

     (c)-(2) Presentation to the Independent Committee of the Board of Directors, dated February 8, 2013, of Jefferies International Limited. *

     (c)-(3) Preliminary Discussion Materials for the Independent Committee, dated November 30, 2012, of Jefferies International Limited. *

     (d)-(1) Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

     (d)-(2) Rollover Agreement, dated as of February 8, 2013, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(3) Voting Agreement, dated as of February 8, 2013, by and among the Company, Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(4) Limited Guaranty, dated as of February 8, 2013, by Dr. Jing Lou in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(5) Limited Guaranty, dated as of February 8, 2013, by CPEChina Fund, L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on February 19, 2013.

     (d)-(6) Consortium Agreement, dated as of September 12, 2012, by and between Dr. Jing Lou and CPEChina Fund, L.P. **

     (f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

     (f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

     (g) Not applicable.

_________________

* Previously filed on March 4, 2013

** Previously filed on March 15, 2013

*** Previously filed on March 25, 2013

 **** Previously filed on April 12, 2013

***** Previously filed on April 17, 2013

****** Previously filed on April 23, 2013